140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
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May 18, 2009

VIA EDGAR AND FACSIMILE – (703) 813-6981

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director

Matthew Crispino

Re:	Electronics For Imaging, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 000-18805

Ladies and Gentlemen:

On behalf of Electronics For Imaging, Inc. (the “Company”), we are hereby filing a marked version of the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which reflects changes made to the Preliminary Proxy Statement as initially filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2009. The Preliminary Proxy Statement has been revised to reflect the Company’s responses to the comments received by facsimile on May 13, 2009 from the staff of the Commission. For your convenience, we have attached a copy of the marked Preliminary Proxy Statement to this letter.

Please do not hesitate to contact me by telephone at (650) 463-4661 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert A. Koenig

Robert A. Koenig

of LATHAM & WATKINS LLP

Attachment

cc:	Bryan Ko, Electronics For Imaging, Inc.

Justyna Rostocka, Electronics For Imaging, Inc.

Kathleen Wells, Latham & Watkins LLP